UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

CHANTICLEER HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

15930P404

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 15930P404	Page 2 of 8 Pages

1.			NAMES OF REPORTING PERSONS. Bryan Ezralow

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	202,749

	6.	SHARED VOTING POWER	-0-

	7.	SOLE DISPOSITIVE POWER	202,749

	8.	SHARED DISPOSITIVE POWER	-0-

9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 202,749

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12.			TYPE OF REPORTING PERSON IN

CUSIP NO. 15930P404	Page 3 of 8 Pages

1.			NAMES OF REPORTING PERSONS. Bryan Ezralow 1994 Trust u/t/d December 22, 1994

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	202,749

	6.	SHARED VOTING POWER	-0-

	7.	SOLE DISPOSITIVE POWER	202,749

	8.	SHARED DISPOSITIVE POWER	-0-

9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 202,749

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12.			TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer.

Chanticleer Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

7621 Little Avenue, Suite 414

Charlotte, North Carolina 28226

Item 2(a).	Name of Person Filing.

The names of the persons filing are:

(i) Bryan Ezralow; and

(ii) Bryan Ezralow 1994 Trust u/t/d December 22, 1994 (“1994 Trust”)

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

23622 Calabasas Road, Suite 200

Calabasas, CA 91302

Item 2(c).	Citizenship.

United States.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.

15930P404

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 3,025,643 shares of Common Stock issued and outstanding as of November 9, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 13, 2017.

A.	Bryan Ezralow

(a)	Amount beneficially owned: 202,749.

(b)	Percent of class: 6.7%.

(c)	Number of shares as to which the Bryan Ezralow has:

(i)	Sole power to vote or direct the vote: 202,749.

(ii)	Shared power to vote or direct the vote: 0.

(iii)	Sole power to dispose or direct the disposition: 202,749.

(iv)	Shared power to dispose or direct the disposition: 0.

B.	1994 Trust

(a)	Amount beneficially owned: 202,749.

(b)	Percent of class: 6.7%.

(c)	Number of shares as to which the 1994 Trust has:

(i)	Sole power to vote or direct the vote: 202,749.

(ii)	Shared power to vote or direct the vote: 0.

(iii)	Sole power to dispose or direct the disposition: 202,749.

(iv)	Shared power to dispose or direct the disposition: 0.

The 1994 Trust directly owns 202,749 shares of Common Stock. Bryan Ezralow is the sole trustee of the 1994 Trust, and thus, Bryan Ezralow as an individual may be deemed to beneficially own the 202,749 shares of Common Stock owned by the 1994 Trust.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Joint Filing Agreement attached as Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

/s/ Bryan Ezralow
Bryan Ezralow

Dated: February 13, 2018

Bryan Ezralow 1994 Trust u/t/d December 22, 1994

By:	/s/ Bryan Ezralow
Bryan Ezralow, Trustee